UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Commonwealth Biotechnologies, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

202739 10 8 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No . 202739 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Samuel P. Sears, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 171,976 (1) 6. Shared Voting Power — 7. Sole Dispositive Power 171,976 (1) 8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,976 (1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (11) 5.3%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes currently exercisable options to purchase an aggregate of 29,029 shares of common stock.

Item 1	(a)	Name of Issuer Commonwealth Biotechnologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 601 Biotech Drive Richmond, Virginia 23235

Item 2	(a)	Name of Person Filing Samuel P. Sears, Jr.

	(b)	Address of Principal Business Office or, if None, Residence 601 Biotech Drive Richmond, Virginia 23235

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common Stock, without par value

	(e)	CUSIP No. 202739 10 8

Item 3	If this Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

The information in Items 1 through 11 on the cover page (page 2) on Schedule 13G is hereby incorporated by reference.

Item 5	Ownership of Five Percent or Less of Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2005
Date

Samuel P. Sears, Jr.

/s/ Bradley A. Haneberg
By:	Bradley A. Haneberg*
Title:	Attorney-in-Fact

*	Duly authorized under Special Power of Attorney appointing Bradley A. Haneberg attorney-in-fact, dated June 27, 2005, by and on behalf of Samuel P. Sears, Jr., filed as Exhibit 99.1 to this Schedule 13G

EXHIBIT INDEX

Exhibit	Title
99.1	Special Power of Attorney, dated June 27, 2005, by and on behalf of Samuel P. Sears, Jr.